December 17, 2010

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0404

Attn: Mr.	Daniel L. Gordon, Branch Chief

 Mr. Eric McPhee, Staff Accountant

Re:	Innovaro, Inc. (formerly known as UTEK Corporation)
Form 10-K for the year ended December 31, 2009 and Form 10-Q for the quarter ended September 30, 2010
File No. 001-15941

Dear Messrs. Gordon and McPhee:

Innovaro, Inc. (the “Company”) hereby submits its responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated December 9, 2010 (the “Comment Letter”) pertaining to the above-referenced periodic reports of the Company. Please note that each of the Staff’s comments are numbered below to correspond with the order in which they appeared in the Comment Letter.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Accounts Receivable, page 9

1.	Comment:

Please revise your accounting policy related to accounts receivable in future filings to disclose your policy for reserving accounts receivable. Additionally, please tell us the amount of receivables you have past due at September 30, 2010, and if this amount exceeds your current allowance, please tell us how you determined these amounts were collectible.

Response: The Company has disclosed its accounting policy for reserving accounts receivable in its annual report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”). In this regard, the Form 10-K states that the Company’s “allowance for losses on trade receivables [is] based on a review of the current status of

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December 17, 2010

existing receivables and management’s evaluation of periodic aging of accounts.” Furthermore, the Form 10-K discloses that the Company “charges off accounts receivable against the allowance for losses when an account is deemed to be uncollectible.” See page 63 of the Form 10-K.

More specifically, the Company evaluates the adequacy of its allowance for losses on accounts receivable each quarter based on the creditworthiness of its customers, past collection history, aging of outstanding accounts receivable, current economic trends or market conditions, and specific identified risks. The Company will augment the disclosure of its accounting policy for reserving accounts receivable in its future Form 10-K filings to include this more granular information and also include such disclosure in its future Form 10-Q filings.

The Company had $534,401 in accounts receivable that were past due as of September 30, 2010. Of this amount, $396,231 was 1-30 days overdue; $127,802 was 31-60 days overdue; $6,918 was 61-90 days overdue; and $3,450 was over 90 days overdue. The Company’s allowance for doubtful accounts was $3,450 as of September 30, 2010.

The Company recorded an allowance for doubtful accounts in the amount of $3,450 at September 30, 2010 based on an evaluation of the factors noted above and its determination that such amount was potentially uncollectible. The Company did not record an allowance for doubtful accounts for the remainder of its accounts receivable, including its overdue accounts receivable, because it determined that such amounts were collectible. In connection with this determination, the Company took into account the fact that the majority of its accounts receivable at September 30, 2010 related to balances due from Fortune 500 and other large companies. In addition, a significant portion of the accounts receivable at September 30, 2010 were due from long-time customers that have a history of paying the Company’s invoices. Finally, it is common in the Company’s business for its accounts receivable to become 1-60 days overdue.

Importantly, $499,189 of the $534,401 of overdue receivables at September 30, 2010 have been collected to date by the Company. Moreover, the Company’s losses on its accounts receivable have historically been within its management’s expectations and have not been significant. In this regard, the Company has had minimal bad debt expense over the last two years. Bad debt expense was approximately $44,000 for 2009 and $78,000 in 2008. The Company has made substantial improvements in its collection efforts and procedures in 2010, which has resulted in no bad debt expense year-to-date and the collection of approximately $40,000 in accounts receivable that were written off in prior years. Moreover, as a result of the Company’s diligent collection efforts and enhanced collection procedures, its management has the appropriate knowledge necessary to accurately and timely determine the collectability of its accounts receivable.

Securities and Exchange Commission

December 17, 2010

Liquidity, page 30

2.	Comment:

Please revise your discussion of liquidity in future filings to quantify your liquidity needs over the next 12 months, and discuss how you will meet those needs. Given your recent history of operating losses, and cash used in operating activities, it appears unlikely that your existing cash balances, cash generated from operations, collections of receivables and potential sales of investments will be sufficient to meet your liquidity needs over the next 12 months, despite your disclosure to the contrary on page 31. Additionally, please address any liquidity trends, such as the significant increase in your accounts receivable balance, and discuss what impact you expect them to have on future liquidity. Please show us the disclosure that you intend to present in future filings.

Response: As noted in the Company’s Form 10-Q for the quarter ended September 30, 2010 (the “Form 10-Q”), the Company believes that it will have sufficient liquidity from the sources noted in the Form 10-Q to fund its scheduled debt service obligations and working capital requirements until at least September 30, 2011. This forward-looking statement was based on cash flow projections prepared in good faith by the Company’s management.

Specifically, at the time of the filing of the Form 10-Q, the Company’s management had projected that the Company would experience an increase in cash generated from operations of approximately $1.4 million and a decrease in accounts receivable of approximately $650,000 during the period from September 30, 2010 to September 30, 2011. In addition, the Company projected that it would experience a decrease in operating expenses of approximately $2.4 million (excluding non-cash items), an increase in research and development expenses of approximately $600,000 and a decrease in principal and interest payments on indebtedness of approximately $850,000. These projected changes in the Company’s operating results when combined with the $2.8 million of cash available to the Company at September 30, 2010 lead the Company’s management to the conclusion that the Company would have sufficient liquidity to fund its cash requirements until at least September 30, 2011. Importantly, the Company’s management had a reasonable basis for the projected changes noted above. For example, the projected $650,000 decrease in accounts receivable was based on an analysis of the Company’s past collection history and the other factors noted in the Company’s response to Comment No. 1 above.

With respect to the increase in accounts receivable, please note that the Company’s accounts receivable increased significantly in the second and third quarters of 2010 as a result of an increase in consulting work being provided by the Company’s strategic services group and the related increase in revenue resulting therefrom. In this regard, strategic services revenue for the quarter ended September 30, 2010 was at a level not previously seen for this segment since 2008. As a result, accounts receivable have

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December 17, 2010

also trended upwards to a level not previously seen since 2008. Given that the Company believes that the majority of its accounts receivable will be collectible within three months of September 30, 2010, the Company did not, and does not, expect the increase in accounts receivable at September 30, 2010 to negatively impact its liquidity position.

In addition, the Company notes that tabular disclosure of its known contractual obligations and other commercial commitments over a 5-year period of time, including over the next year or so, is contained in the section entitled “Contractual Obligations” in its Form 10-K filings, which tabular disclosure is subsequently updated in the Company’s Form 10-Q filings. See, e.g., page 34 of the Form 10-K and page 30 of the Form 10-Q. See also Item 303(a)(5) of Regulation S-K. As a result, the Company discloses its known material contract-related liquidity needs/commitments over certain periods of time, including over the next 12 months or so, in its SEC filings.

Finally, the Company does not feel that it would be helpful to the readers of its financial statements to quantify its projected liquidity needs over the next 12 months, other than the material contract-related liquidity needs/commitments noted above, because it would imply a level of certainty which these types of forecasts, by their nature, do not possess. The Company believes that the qualitative narrative disclosure of the Company’s expected liquidity sources provides the best information to readers of its financial statements. In order to improve such narrative disclosure, the Company will add the substance of the information set forth above with respect to the reason that its accounts receivable increased in 2010 in its future SEC filings and otherwise endeavor to ensure that such disclosure provides meaningful information to the readers of its financial statements.

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The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above referenced filings. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or want to discuss any of the Company’s responses, please call me at 813.754.4300, extension 224 or Harry S. Pangas of Sutherland Asbill & Brennan LLP, our outside legal counsel, at 202.383.0805.

Securities and Exchange Commission

December 17, 2010

Sincerely,

/s/ Carole R. Wright
Carole R. Wright
Chief Financial Officer